

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2014

<u>Via E-mail</u>
David M. Denton
Executive Vice President and Chief Financial Officer
CVS Caremark Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

Re: CVS Caremark Corporation
       Form 10-K for the fiscal year ended December 31, 2013
       Filed February 11, 2014
       File No. 001-01011

Dear Mr. Denton:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief